PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

BY COURIER

No/Date : F/D1:175 | 19-5-2009

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

SUPPL

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose a press release of our 3M 2009 financial results according to International Financial Reporting Standards.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

George Angelopoulos
Chief Financial Officer

Enclosure

- Press Release of 3M 2009 results (IFRS)

PUBLIC POWER CORPORATION S.A.

PPC' s CONSOLIDATED 1Q 2009 FINANCIAL RESULTS

ATHENS May 19, 2009

- In 1Q 2009, 30% of total revenues covered the expenses for imported fuels, energy purchases and CO_2 emission rights. The corresponding magnitude in 1Q 2008 was 49% of total revenues.
- Due to the significant drop in oil prices and lower electricity demand by 3.1% compared to 1Q 2008, the expenditure for liquid fuels, natural gas and energy purchases, decreased by €232.8 m , a reduction of 36 %.
- 1Q 2009 financial results were impacted by a provision of € 20.9m to cover for the estimated deficit of CO2 emission rights for the respective period , while the corresponding magnitude in 1Q 2008 was € 23.5 m.
- The valuation at 31/03/09 prices of the liability to cover the CO2 deficit of the previous year, had a positive impact on the financial results of 1Q 2009 of € 25.6 m. Based on 15/5/2009 prices the positive impact would be reduced by € 8.9 m, to € 16.7 m, due to the increase of CO2 emission rights prices, in 2Q 2009.
- In 1Q 2009, hydro generation increased by 464,000 MWH (58%), compared to 1Q 2008, which was a period of very poor hydro conditions.
- Electricity generation from lignite power stations increased by 1,021,000 MWH (15.2%).
- Total Revenues amounted to € 1,495.8 m versus € 1.410,5 m in 1Q 2008 an increase of € 85.3 m (6%).
- EBITDA amounted to € 471,8 m compared to €205.5 m in 1Q 2008, an increase of € 266.3 m. EBITDA margin reached 31.5 %, compared to 14.6 % in 1Q 2008.
- 1Q 2009 pre tax profits amounted to € 292.7 m, compared to pre tax profits of € 34.3 m in 1Q 2008, an increase of € 258.4 m.

More specifically,

REVENUES

Revenues from energy sales increased by € 99.1 m (7,6 %), from € 1,306.6 m in 1Q 2008 to € 1,405.7 m, as a result of an average tariff increase of 7.3 % from 1.7.2008 and a change in the sales mix while, on the contrary, the the volume of sales decreased by 1.4 % (188,000 MWH).

OPERATING EXPENSES

Total operating expenses, excluding depreciation, decreased by € 181 m (-15 %), from € 1,205 m in 1Q 2008 to € 1,024 m, mainly due to the decrease in the expenditure to cover energy demand.

More specifically:

- Due to the decrease in power generation from natural gas by 1.273.000 MWH (- 43.5%) the relevant expenditure decreased by € 56 m (-29 %), from € 193.2 m in 1Q 2008 to € 137.2 m in 1Q 2009, despite the increase of natural gas prices by 27.3%.

- Expenditure for energy purchases decreased by € 98.7 m (-42.2 %), from € 233.8 m in 1Q 2008 to € 135.1 m, due to the purchase of fewer quantities of electric energy from the System and the Network by 877.000 MWH (-42.7 %) , the decrease of the System Marginal Price by 34.3%, the decrease in PPC import prices by 17.1% , while, on the other hand, PPC imports increased by 130,000 MWH (17%).

- The impact from the decrease in oil prices by 34.6 %, combined to the partial substitution of diesel generation by heavy fuel oil resulted in an decrease of the respective expenditure by € 78.1 m(35.5%), from € 219.7 m in 1Q 2008 to € 141.6 m, despite the increase in oil powered generation by 60.000 MWH (3%).

Payroll expenses increased by € 45.5m (14.7%), from € 308.9 m in 1Q 2008, to € 354.4 m. This increase is attributed to the reduced 1Q 2008 payroll cost by € 18.3m due to the March strike, the carry over from the 2008 collective bargaining agreement payroll increases and the corresponding 3% increase as of 01/02/09. On the other hand, payrolls reduction by 878 full time employees between March 31, 2008 and March 31, 2009 counterbalanced payroll cost increase. Excluding the effect of the March 2008 strike and assuming that the 3.5% salary increase valid from 01/02/2008, had been booked in from the same date and not retroactively, then 1Q 2008 payroll cost would amount to € 332.2 m resulting in a 1Q 2009 payroll cost increase of 6.3%.

Provisions for bad debt , litigation and slow moving materials increased by € 12 m from € 5.7 m to € 17.7 m.

Depreciation expense in 1Q 2009 amounted to € 131 m compared to € 125.6 m in 1Q 2008, an increase of € 5.4 m (4.3%).

Capital expenditure amounted to € 219.3 m compared to € 160.9 m in 1Q 2008, an increase of € 58.4 m (36.3%).

Net debt amounted to € 4,448.6 m, compared to € 3,954 m in 1Q 2008, an increase of € 494.6 m (12.5%), but reduced compared to 31/12/2008 by €95,7m.

Full time payrolls were reduced to 23,454 compared to 24,332 at the end of 1Q 2008.

FINANCIAL EXPENSES

Gross debt amounted to € 4,554.6 m in 1Q 2009, from € 4,152.7 m in 1Q 2008 while net financial expenses increased to € 48.3 m from € 43.8 m in 1Q 2008, an increase of € 4.5 m (10.3 %).

PARTICIPATION IN ASSOCIATED COMPANIES

The share of profit in associated companies of € 0.5 m in 1Q 2009, refers to PPCs' RENEWABLES participation in associated companies (€ 0.6 m profit) and to SENCAP SA. - PPC' s joint venture with Contour Global - (€ 0.1 m loss).

In 1Q 2008 the share of loss in associated companies includes also the impact (€ 3.4m loss) of PPC's participation in LARCO in which PPC holds a 28.6% stake. In 1Q 2009 there is no corresponding magnitude since in 31.12.2008 PPC's participation in LARCO was fully impaired.

The financial information contained in this statement has been prepared according to International Accounting Standards.

Summary Financials (€ mil)

	1Q 2009 Unaudited	1Q 2008 Unaudited	Δ%	1Q 2009 Unaudited	1Q 2008 Unaudited	Δ%
	GROUP			PARENT COMPANY		
Total Revenues	1,495.8	1,410.5	6%	1,495.7	1,410.5	6%
EBITDA	471.8	205.5	129.6%	470	204.3	130.1%
EBITDA Margin	31.5%	14.6%		31.4%	14.5%	
Profit/(Loss) before Taxes & Fin.Expenses (EBIT)	340.8	79.9	326.5%	340.3	79.9	325.9%
EBIT Margin	22.8%	5.7%		22.8%	5.7%	
Net Income/(Loss)	219.5	30	631.7%	218.8	108.6	101.5%
EPS/(Loss) (In euro)	0.95	0.13		0.94	0.47	
No of Shares (m.)	232	232		232	232	
Net Debt	4,448.6	3,954	12.5%	4,450.4	4,047.1	10%

Summary Profit & Loss (€ mil)

	1Q 2009 Unaudited	1Q 2008 Unaudited	Δ%		1Q 2009 Unaudited	1Q 2008 Unaudited	Δ%
	GROUP				COMPANY		
Total Revenues	1,495.8[1]	1,410.5[1]	6%		1,495.7	1,410.5	6%
- Revenues from energy sales	1,405.7	1,306.6	7.6%		1.405,6	1.306,6	7.6%
- Revenues from TSO	78.4	90.5	-13.4%		78.4	90.5	-13.4%
- Other revenues	11.7	13.4	-12.7%		11.7	13.4	-12.7%
Total Operating Expenses (excl.depreciation)	1,024	1,205	-15%		1,025.7	1,206.2	-15%
Payroll Expenses (excluding lignite)	268.1	235.6	13.8%		266.8	234.1	14%
Lignite	167.9	148.8	12.8%		167.9	148.8	12.8%
-PPC Lignite	155.4	139	11.8%		155.4	139	11.8%
-Third parties fossil fuel	12.5	9.8	27.6%		12.5	9.8	27.6%
Total Fuel Expenses	278.8	412.9	-32.5%		278.8	412.9	-32.5%
- Liquid fuel	141.6	219.7	-35.5%		141.6	219.7	-35.5%
-Natural Gas	137.2	193.2	-29%		137.2	193.2	-29%
Provision for CO_2 emission rights	20.9	23.5	-11.1%		20.9	23.5	-11.1%
Energy Purchases	135.1	233.8	-42.2%		139.3	237.1	-41.2%
- Purchases	66.5	165.6	-59.8%		66.5	165.6	-59.8%

From the System and the Network							
-PPC Imports	56.7	58.4	-2.9%		56.7	58.4	-2.9%
- Other	11.9	9.8	21.4%		16.1	13.1	22.9%
Transmission System Usage	78.7	88.4	-11%		78.7	88.4	-11%
Provisions	17.7	5.7	210.5%		17.7	5.7	210.5%
(Profit)/loss from valuation of 2008 CO_2 liabilities.	-25.6	0			-25.6	0	
Taxes and Duties	7.7	2.8	175%		7.6	2.8	171.4%
Other operating expenses. (excluding lignite)	74.7	53.5	39.6%		73.6	52.9	39.1%
EBITDA	471.8	205.5	129.6%		470	204.3	130.1%
EBITDA Margin	31.5%	14.6%			31.4%	14.5%	
Depreciation and amortization	131	125.6	4.3%		129.7	124.4	4.3%
Profit/(Loss) before Taxes & Fin.Expenses (EBIT)	340.8	79.9	326.5%		340.3	79.9	325.9%
EBIT Margin	22.8%	5.7%			22.8%	5.7%	
Total Net Financial Expenses	48.6	41.9	16%		48.4	-33.4	-244.9%
- Net Financial Expenses	48.3	43.8	10.3%		48.1	-31.5	-252.7%
- Foreign Currency Gains / (Losses)	0.3	-1.9	-115.8%		0.3	-1.9	-115.8%
- Share of Profits /	0.5	-3.7			0	0	

(Loss) in associated companies							
Pre-tax Profits/ (Losses)	292.7	34.3	753.4%		291.9	113.3	157.6%
Net Income/ (Loss)	219.5	30	631.7%		218.8	108.6	101.5%
EPS (in Euro)	0.95	0.13			0.94	0.47	

Summary Balance Sheet & Capex (€ m)

	1Q 2009 Unaudited	1Q 2008 Unaudited	Δ%		1Q 2009 Unaudited	1Q 2008 Unaudited	Δ%
	GROUP				PARENT COMPANY		
Total Assets	14,201.9	13,655.7	4%		14,206.1	13,663.8	4%
Net Debt	4,448.6	3,954	12.5%		4,450.4	4,047.1	10%
Total Equity	5,196.2	5,291.6	-1.8%		5,196.1	5,298.6	-1.9%
Capital expenditure	219.3	160.9	36.3%		219	159.4	37.4%

(1) In 2006, the Ministry of Development initiated a refund scheme to encourage the reduction of electricity consumption by residential customers. This policy continues in the period August 1, 2007 to July 31,2008.

Specifically, a 5% total electricity bill reimbursement is provided to customers with a annual consumption of up to 12,000 kWh who reduce consumption by at least 6%, compared to the consumption of the corresponding previous annual period.

PPC' s 1Q 2008 financial results have not been impacted by this refund scheme, since at the time of publication of 1Q 2008 financial statements, this impact could not be quantified .

(2) In December 2007, the sale of PPC's share in Tellas S.A., the telecommunications company, was completed. This transaction resulted in a profit of € 165 m, which was charged in 2007 Group's results. During 1 Q 2008 PPC Telecommunications S.A. distributed as dividend an amount of approximately € 77 m which is presented in the Parent Company's results.

Dr. Takis Athanasopoulos Public Power Corporation's Chairman and Chief Executive Officer, said:

"Contrary to 2008, a year with losses resulting from the unprecedented rise in fuel and energy purchase prices and the new CO2 emissions expense, 2009 began with quite positive prospects, as 1Q 2009 financial results are satisfactory, mainly attributed to factors outside PPC's control, namely the sharp drop in oil and energy purchase prices and the increased hydro generation due to significant snowfalls and rainfalls.

It is therefore evident that PPC's profitability is, to a very large extent, exposed to fluctuations of external factors.

These factors are highlighting inside and outside the Company, the vulnerabilities and weaknesses of both PPC's business model and the Greek electricity market's environment. Exposing these weaknesses as well as dealing with them will ensure the long term perspective of PPC.

Although in 1Q 2009 there are some initial positive developments in the field of containing directly controllable costs compared to Budget, we have to intensify our efforts for internal financial discipline in order to secure the required cash flows to finance our investment programme, taking into consideration that PPC is operating in an continuously increasing competitive environment in the sectors of generation and supply of electricity. PPC's management team is focused in taking the necessary initiatives to achieve cost reduction and productivity enhancement.

I'm pleased to note, that for the first three months of 2009, EBITDA margin reached 31.5% compared to 21.8% in the Budget and 14.6% in the corresponding period of 2008.

EBITDA margin for the full year is estimated at around 26% vs 21% budgeted, assuming that for the rest of the year fuel prices and hydro conditions will be at budgeted levels.

I would like to point out that despite the improved ,compared to budget, results of 1Q 2009 and the improved, under the above assumptions, estimates for the whole year, the expected return on capital employed on an annual basis for 2009 (7.6% vs 5.7% in the Budget) still lags behind the target (10%) set in our Business plan. The achievement of this target is an absolute must for the financing of PPC's huge investment program of € 13.5 bil. As already mentioned the contribution of PPC's investment program is of paramount importance to the reliable and quick response to customers needs, the reduction of the environmental impact from PPC's operations and the sustainability of low electricity prices for future generations as well ".

For further information, please contact:

George Angelopoulos, Chief Financial Officer, Tel: +30 210 5225346.

The financial data and relevant information on the Financial Statements for 1Q 2009, shall be published in the Press, on May 22, 2009.

The financial data and relevant information on the Financial Statements for 1Q 2009, as well as the Financial Statements for 1Q 2009, on a standalone and on a

consolidated basis shall be uploaded to the Company's web site (www.dei.gr) on May 21, 2009, after the closing of the Athens Stock Exchange.

Some of the information contained herein includes forward-looking statements. It is noted that the Company is subject to various risks, which, among other, relate to $/€ exchange rate, oil, natural gas and electricity prices as well as the price of CO2 emission rights that could cause actual results to differ materially from those anticipated in the forward-looking statements